**EARLY WARNING REPORT PURSUANT TO NATIONAL INSTRUMENT 62-103**

1. **Name and Address of Offeror:**

Liberty Metals & Mining Holdings, LLC ("**LMM**")
175 Berkeley Street, 18th Floor
Boston, MA, USA 02116

2. **Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file this report, and whether it was ownership or control that was acquired in those circumstances:**

LMM has entered into a subscription agreement (the "**Subscription Agreement**") with Alderon Iron Ore Corp. ("**Alderon**"), pursuant to which LMM has purchased, on a private placement basis (the "**Transaction**"), 14,981,273 common shares (the "**Purchased Shares**") of Alderon at a price of C$2.67 per Purchased Share for a total subscription price of approximately C$40,000,000. As a result of the Transaction, LMM will acquire approximately 15.02% of Alderon's issued and outstanding share capital.

3. **Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the news release:**

As a result of the Transaction, LMM will own 14,981,273 Purchased Shares, representing approximately 15.02% of Alderon's issued and outstanding share capital.

4. **Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:**

(a) **the Offeror, either alone or together with any joint actors, has ownership and control;**

See Item 3 above.

(b) **the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor; and**

Not applicable.

(c) **the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.**

Not applicable.

5. **The name of the market in which the transaction or occurrence that gave rise to the news release took place:**

The Purchased Shares were acquired in a private transaction and will be concurrently listed on the Toronto Stock Exchange.

6. **The value, in Canadian dollars, of any consideration offered per security if the Offeror acquired ownership of a security in a transaction or occurrence giving rise to the obligation to file a news release:**

See Item 2 above.

7. **Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The Purchased Shares were acquired for investment purposes. LMM will evaluate its investment in Alderon from time to time and may, based on such evaluation of market conditions and other circumstances, increase or decrease shareholdings in Alderon as circumstances require.

8. **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

Pursuant to the Subscription Agreement and to the extent that LMM owns 7.5% of Alderon's issued and outstanding share capital, LMM will be entitled to nominate one person to be appointed to the board of directors of Alderon and will have a pre-emptive right to participate in any future equity financings of Alderon. In the event that LMM owns 10% or more of Alderon's issued and outstanding share capital and desires to sell the Purchased Shares, Alderon will hold the right to identify a purchaser or purchasers to whom such Purchased Shares shall be sold.

9. **Names of any joint actors in connection with the disclosure required herein:**

Not applicable.

10. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value, in Canadian dollars of the consideration paid by the Offeror:**

C$2.67 per Purchased Share.

11. **If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:**

Not applicable.

12. **If applicable, a description of the exemption from securities legislation being relied on by the Offeror and the facts supporting that reliance:**

Not applicable.

DATED as of January 13, 2012.